                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No. 6)*

                           FIRST STATE BANCORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    336453105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 775-8109
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        Exhibit Index at page 13

-------------------------------------------------------------------------------
CUSIP NUMBER   336453105
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S.
               IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Financial Institution Partners II, L.P. / 36-4131559

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS (See Instructions)

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY        0
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON WITH         235,515 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    235,515 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    235,515 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    3.2%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 2 of 14

-------------------------------------------------------------------------------
CUSIP NUMBER   336453105
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Hovde Capital, L.L.C. / 91-1825712
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY        0
OWNED BY       ----------------------------------------------------------------
EACH
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(1)
                    235,515 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    235,515 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    235,515 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    3.2%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------
(1)  Of the 235,515 Shares beneficially owned by Hovde Capital, L.L.C., 235,515 are as General Partner to Financial Institution Partners II, L.P., the direct owner.

Page 3 of 14

-------------------------------------------------------------------------------
CUSIP NUMBER   336453105
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Hovde Acquisition II, L.L.C. / 88-0500145
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY        0
OWNED BY       ----------------------------------------------------------------
EACH
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    33,500 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    33,500 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    33,500 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.5%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------

Page 4 of 14

-------------------------------------------------------------------------------
CUSIP NUMBER   336453105
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF, PF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY        75,558
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON WITH(2)      269,015 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    75,558
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    269,015 shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    344,573 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.7%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------
(2)   Of the 344,573 Shares beneficially owned by Eric D. Hovde, 235,515 are  as
President,  Chief  Executive  Officer, and managing  member  of  Hovde  Capital,
L.L.C., and 33,500 are as managing member and President of Hovde Acquisition II,
L.L.C.

Page 5 of 14

-------------------------------------------------------------------------------
CUSIP NUMBER   336453105
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF, PF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY        75,558
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON WITH(3)      269,015 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    75,558
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    269,015 shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    344,573 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.7%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(3)  Of the 344,573 Shares beneficially owned by Steven D. Hovde, 235,515 are as
Chairman  of  Hovde  Capital,  L.L.C., and 33,500 are  as  managing  member  and
Executive Vice President of Hovde Acquisition II, L.L.C.


Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, no par value (the "Shares"), of First State Bancorporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7900 Jefferson N.E., Albuquerque, NM 87109.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners II, L.P. (the "Limited Partnership"), Hovde Capital, L.L.C., Hovde Acquisition II, L.L.C., Eric D. Hovde, and Steven D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner (the "General Partner") of the Limited Partnership. Hovde Acquisition II, L.L.C. is a Nevada limited liability company formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Both Eric D. Hovde and Steven D. Hovde are members and officers of the General Partner and Hovde Acquisition II, L.L.C.

     Eric D. Hovde and Steven D. Hovde each hold beneficial interests in the Shares through ownership of an interest in, and positions as members and officers of the General Partner and Hovde Acquisition II, L.L.C. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership, the General Partner and Hovde Acquisition II, L.L.C. as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner and Hovde Acquisition II, L.L.C. who are Reporting Persons. The General Partner controls the Limited Partnership.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner or Hovde Acquisition II, L.L.C. have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons disposed of the Shares for investment purposes and as set forth below:

     Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1 hereto have any plans or proposals which related to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of November 15, 2002, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 7,323,237 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the General Partner acting through its chief executive officer, managing member, executive vice president, or president. As such, the Limited Partnership and the General Partner share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as members and officers of the General Partner and Hovde Acquisition II, L.L.C., Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the General Partner, its executive officers or controlling persons beneficially owns any Shares personally or otherwise, except for the Shares beneficially owned by Eric D. Hovde, and Steven
D. Hovde.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of November 15, 2002, transactions in the Shares effected during the past sixty (60) days.

     (d)  None.

     (e) The date on which the reporting persons ceased to be the beneficial owner of more than five percent of the class of securities is October 29, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R. 13d-1(k)(1)(iii)
Exhibit B -    Addendum to Banc of America Securities LLC Customer Agreement
               (Incorporated by reference to Amendment No. 5, filed with the
               Commission on August 14, 2002)
Exhibit C -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 1, filed with the Commission on
               December 1, 1998)
Exhibit D -    Prime Broker Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 1, filed with the Commission on
               December 1, 1998)
Exhibit E -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 1, filed with the Commission on
               December 1, 1998)
Exhibit F -    Account Agreement between Banc of America Securities LLC and
               Hovde Acquisition II, L.L.C. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on August 14, 2002)
Exhibit G -    Prime Broker Agreement between Banc of America Securities LLC and
               Hovde Acquisition II, L.L.C. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on August 14, 2002)
Exhibit H -    Limited Liability Company Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C. (Incorporated by reference to Amendment No. 5, filed with the Commission on August
               14, 2002)


                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         HOVDE CAPITAL, L.L.C.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         HOVDE ACQUISITION II, L.L.C.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         ERIC D. HOVDE

                         /s/ Eric D. Hovde
                         -------------------------------------------------

                         STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                         -------------------------------------------------


Dated:    11/15/02

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------

Financial Institution              Limited partnership formed to
Partners II, L.P.                  make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital, L.L.C.              Limited liability company formed to serve as
                                   the general partner of Financial Institution
                                   Partners II, L.P.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Nevada

Hovde Acquisition II, L.L.C.       Limited liability company formed to make
                                   Investments primarily in equity securities
                                   of financial institutions and financial
                                   services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Nevada


    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(4)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (5)             Portfolio Manager             U.S.
1824 Jefferson Place, N.W.    Hovde Capital Advisors LLC
Washington, D.C. 20036        1824 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Registered Investment Advisor

-------------------------------------------------------------------------------
(4) Steven D. Hovde is affiliated with the following Reporting Persons: Chairman of Hovde Capital, L.L.C.; Managing Member, Executive Vice President, Treasurer of Hovde Acquisition II, L.L.C.

(5) Eric D. Hovde is affiliated with the following Reporting Persons: President and CEO of Hovde Capital, L.L.C.; Managing Member, President, Assistant Treasurer of Hovde Acquisition II, L.L.C.

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------

Financial           $3,447,357.32       $0                  Working Capital
Institution
Partners II, L.P.

Hovde Capital,      $3,447,357.32       $0                  Working Capital
L.L.C.                                                      Of Affiliate

Hovde Acquisition   $  433,487.71       $0                  Working Capital
II, L.L.C.

Eric D. Hovde       $4,858,557.99       $0                  Working Capital
                                                            Of Affiliates/
                                                            Personal Funds

Steven D. Hovde     $4,858,557.99       $0                  Working Capital
                                                            Of Affiliates/
                                                            Personal Funds


-------------------------------------------------------------------------------

                                   SCHEDULE 3

      The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. With the exception of the 75,558 Shares held directly by Eric D. Hovde, and the 75,558 Shares held directly by Steven D. Hovde, each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------

Financial Institution         235,515                       3.2%
Partners II, L.P.

Hovde Capital, L.L.C.         235,515                       3.2%

Hovde Acquisition II, L.L.C.  33,500                        0.5%

Eric D. Hovde                 344,573                       4.7%

Steven D. Hovde               344,573                       4.7%
-------------------------------------------------------------------------------

Aggregate Shares Held by      344,573                       4.7%
Reporting Persons


                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons have effected the following transactions in the Shares within sixty (60) days of November 15, 2002:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------

Financial      10/15/02       6,200     $24.1279       Sell           REDI
Institution
Partners       10/16/02       1,500     $24.2467       Sell           REDI
II, L.P.
               10/17/02       1,500     $24.20         Sell           REDI

               10/24/02       300       $24.00         Sell           REDI

               10/25/02       1,000     $24.00         Sell           REDI

               10/28/02       300       $24.0167       Sell           REDI

               10/29/02       3,800     $24.0011       Sell           REDI

               11/01/02       3,000     $24.1134       Sell           REDI

               11/04/02       300       $24.1667       Sell           REDI


-------------------------------------------------------------------------------

                                  EXHIBIT INDEX

                                                                      Page

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.                14
               13d-1(k)(1)(iii)

Exhibit B -    Addendum to Banc of America Securities LLC
               Customer Agreement (Incorporated by reference
               to Amendment No. 5, filed with the Commission
               on August 14, 2002)

Exhibit C -    Customer Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by
               Reference to Amendment No. 1, filed with the
               Commission on December 1, 1998)

Exhibit D -    Prime Broker Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by
               Reference to Amendment No. 1, filed with the
               Commission on December 1, 1998)

Exhibit E -    Partnership Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by
               Reference to Amendment No. 1, filed with the
               Commission on December 1, 1998)

Exhibit F -    Account Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C.
               (Incorporated by reference to Amendment No. 5,
               filed with the Commission on August 14, 2002)

Exhibit G -    Prime Broker Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C.
               (Incorporated by reference to Amendment No. 5,
               filed with the Commission on August 14, 2002)

Exhibit H -    Limited Liability Company Agreement between Banc of
               America Securities LLC and Hovde Acquisition II,
               L.L.C. (Incorporated by reference to Amendment No. 5,
               filed with the Commission on August 14, 2002)



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Page 13 of 14

                                                                       EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.


                    FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    HOVDE CAPITAL, L.L.C.

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    HOVDE ACQUISITION II, L.L.C.

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    ERIC D. HOVDE

                    /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                    /s/ Steven D. Hovde
                    -------------------------------------------------


Dated:    11/15/02

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